July 9, 2020

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jason L. Drory

Re:	Pandion Therapeutics Holdco LLC

Registration Statement on Form S-1

Filed June 26, 2020

File No. 333-239500

Ladies and Gentlemen:

On behalf of Pandion Therapeutics Holdco LLC (the “Company”), we are responding to the comments contained in a letter, dated July 7, 2020 (the “Letter”), from the Staff (the “Staff”) of the Office of Life Sciences of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Rahul Kakkar, the Company’s Chief Executive Officer, relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

In response to the Staff’s comments, the Company intends to revise the disclosure in the Registration Statement where appropriate and to file an amendment to the Registration Statement on Form S-1 (“Amendment No. 1”) on July 13, 2020.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Letter.

Registration Statement on Form S-1 filed June 26, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates

Revenue Recognition, page 103

1.

We note your response and revised disclosure in response to comment 9. Please explain to us why you believe the research and development commitments will be completed in approximately 3 years given that the research term in the contract is for a period of 5 years.

Response: In response to the Staff’s comment, the Company will revise the disclosure on pages 95, 97, 103, 131, F-28 and F-48 of the Registration Statement to clarify the length of the research term under the Astellas agreement, which provides that the research term will end on the earlier

Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109

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Securities and Exchange Commission

Division of Corporation Finance

July 9, 2020

of (a) the completion of the activities set forth in the research plan and (b) the fifth anniversary of the effective date of the agreement. The revised disclosure that the Company intends to include in Amendment No. 1 is set forth in Exhibit A hereto, with marks to show the changes to be made to the disclosure set forth in the Registration Statement. The Company will make substantially similar revisions to the disclosure on pages 97, F-28 and F-48.

The research plan and budget for research and development activities were agreed to by the Joint Steering Committee that was established under the Astellas agreement. The Company is contractually obligated to conduct the research and development activities as provided in the research plan. The research plan and budget established a three-year period for the Company to perform its research and development commitments. The Company’s activities during the three-year research plan focus on screening, target identification, and hit identification in Year 1, hit to lead generation in year 2, and lead optimization and pre-development candidate nomination in year 3. Based on the research plan and the reimbursements for external costs of $19.9 million that are expected to be paid to the Company by Astellas under the agreement, the Company expects to complete its commitments by the end of year 3 in accordance with the research plan. The research plan provides that certain research and development activities will be transitioned to Astellas following the Company’s performance of its commitments in the three-year period.

License and Collaboration Agreements, page 131

2.

Please revise your discussion to quantify the one time milestone payment related to the first dosing in a GLP-toxicology study or otherwise include this potential payment in the aggregate milestones presented.

Response: In response to the Staff’s comment, the Company will revise its disclosure on page 132 of the Registration Statement. The revised disclosure that the Company intends to include in Amendment No. 1 is set forth in Exhibit B hereto, with marks to show the changes to be made to the disclosure set forth in the Registration Statement. The Company will make substantially similar revisions to the disclosure on pages F-28 and F-47.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6982 or e-mail at lia.dermarderosian@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Lia Der Marderosian
Lia Der Marderosian

cc:	Rahul Kakkar, M.D., Pandion Therapeutics Holdco LLC

Steven D. Singer, Wilmer Cutler Pickering Hale and Dorr LLP

Craig Hilts, Wilmer Cutler Pickering Hale and Dorr LLP

Robert Puopolo, Goodwin Procter LLP

Seo Salimi, Goodwin Procter LLP

Exhibit A

Revenue

For the three months ended March 31, 2020, we recognized $2.0 million in revenue under the Astellas agreement. While the contractual term under the Astellas agreement is five years, based on the research plan and budget agreed to by the joint steering committee established under the Astellas agreement, we ~~and Astellas~~ initially estimate our research and development commitments will be ~~substantially~~ completed by the end of 2022. As of March 31, 2020, we estimated a total transaction price of $29.9 million, consisting of the fixed upfront payment and estimated research funding and reimbursement of external costs of $19.9 million presently budgeted under the Astellas agreement to be incurred through 2022. As of March 31, 2020, we have no contract assets and short-term and long-term deferred revenues of $4.3 million and $5.6 million, respectively, which is presently estimated to be recognized through 2022. The aggregate amount of the transaction price that remains unsatisfied as of March 31, 2020 is estimated to be $27.0 million, of which we expect to recognize $8.9 million in 2020, $8.5 million in 2021 and $9.6 million in 2022.

We are required to make a number of estimates and judgments in the process of recording our revenue. These estimates include determining the performance obligations, estimating the total transaction price, determining the period over which we record our revenue, estimating the total costs to completion and costs incurred to date. We have allocated the estimated $29.9 million accounting transaction price entirely to a single, bundled performance obligation comprised of the licenses provided to Astellas, our research services and other ancillary promises. We recorded the $10.0 million upfront payment from Astellas as deferred revenue in November 2019 and will record future invoices under the Astellas agreement as deferred revenue. While the contractual term under the Astellas agreement is five years, based on the research plan and budget agreed to by the joint steering committee established under the Astellas agreement, we will recognize the estimated total transaction price over the estimated period the research and development services are expected to be provided which, as of March 31, 2020, is approximately three years through 2022. We believe our performance obligation to Astellas is satisfied over the course of our performance of the research and development activities under the Astellas agreement and, depicting our performance in satisfaction of our performance obligation, we use input method as a measure of progress towards completion according to actual costs incurred compared to estimated total costs to estimate progress toward satisfaction of our performance. We will remeasure our progress towards completion of our performance obligation at the end of each reporting period.

Under the Astellas agreement, we and Astellas will conduct a research collaboration program to discover, identify, characterize and optimize bispecific antibodies or other biologics consisting of a tissue-selective tether and an effector, or Compounds. The ~~research term under the~~ Astellas agreement ~~is five years~~ provides that the research term will end on the earlier of (a) the completion of the activities set forth in the research plan and (b) the fifth anniversary of the effective date of the Astellas agreement. We ~~and Astellas~~ have estimated that our research and development commitments will be ~~substantially~~ completed by the end of 2022. All research activities under the Astellas agreement are conducted according to a research plan. The initial research plan is focused on three tissue-selective tether targets in the pancreas. The primary indication for which we and Astellas will seek to develop Compounds is type 1 diabetes, including latent autoimmune diabetes in adults. Under the collaboration, we may also develop Compounds for the treatment of any human disease or condition, which we refer to as non-primary indications.

Exhibit B

Astellas paid us an upfront payment of $10.0 million in the fourth quarter of 2019. ~~In addition to a one-time mid-single-digit millions milestone payment upon the first dosing in a GLP-toxicology study, we~~ We have the right to receive, on a Licensed Compound-by-Licensed Compound basis, potential research and development milestone payments up to an aggregate of $43.0 million for the first Licensed Compound and $38.0 million for subsequent Licensed Compounds and regulatory milestones up to an aggregate of $105.0 million. If any Astellas Licensed Products are successfully commercialized, we would be eligible to receive, on a Licensed Compound-by-Licensed Compound basis, up to $150.0 million in potential commercial milestone payments based on the worldwide net sales of all Licensed Products containing the same Licensed Compound